                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 2-Final Amendment)
                         Coeur d'Alene Mines Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

                 6% Convertible Subordinated Debentures due 2002
                         (Title of Class of Securities)

                                    192108AB4
                      (CUSIP Number of Class of Securities)

                             Dennis E. Wheeler, Esq.
                        Chairman of the Board, President
                           and Chief Executive Officer
                         Coeur d'Alene Mines Corporation
                         505 Front Avenue, P.O. Box "I"
                           Coeur d'Alene, Idaho 83814
                                 (208) 667-3511

                              --------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              Walter Freedman, Esq.
                         Freedman, Levy, Kroll & Simonds
                    1050 Connecticut Avenue, N.W. (Suite 825)
                             Washington, D.C. 20036
                                 (202) 457-5101

                            CALCULATION OF FILING FEE

                Transaction Valuation*                   Amount of Filing Fee**
                   $20,016,000                                 $4,003.20

* For the purpose of calculating the filing fee only, this amount is based on the purchase of $27,800,000 principal amount of 6% Convertible Subordinated Debentures due 2002 at the maximum tender offer price of $720 per $1,000 principal amount of such Debentures.

**       Previously paid.

{X} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $4,003.20            Filing party:   Coeur d'Alene Mines Corporation
Form or Registration No.:  Schedule TO          Date Filed:     May 9, 2000

{_} Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{_} third-party tender offer                                                {_} going private transaction
    subject to Rule 14d-1                                                       subject to Rule 13e-3

{X} issuer tender offer                                                     {_} amendment to Schedule 13D
    subject to Rule 13e-4                                                       under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer {_}

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO reports the expiration on June 8, 2000 of the offer by Coeur d'Alene Mines Corporation, an Idaho corporation, (the "Company") to purchase up to $27,800,000 principal amount of its 6% Convertible Subordinated Debentures due 2002 (the "Debentures"), or such lesser amount of Debentures as are properly tendered and not properly withdrawn, at a price not greater than $720 nor less than $640 per $1,000 principal amount of Debentures, plus accrued and unpaid interest from June 10, 1999 up to, but not including, the date of payment. Pursuant to Rule 13e-4(c)(4), this Amendment reports the results of the tender offer. A total of $ 7,001,000 principal amount of Debentures were tendered by Debentureholders prior to the expiration of the tender offer on June 8, 2000. The highest price selected by any tendering Debentureholder was $720 per $1,000 principal amount of Debentures. The Company exercised its right to purchase Debentures if less than a minimum of $10,000,000 principal amount of Debentures were tendered. Accordingly, the Company purchased all of the tendered Debentures at a price of $720 per $1,000 principal amount of Debentures.

         Filed with this Amendment No. 2 to Schedule TO as Exhibit (a)(5)(vii) is the press release issued by the Company on June 9, 2000 announcing the expiration and results of the tender offer.

ITEM 12. EXHIBITS.

         The following exhibit is filed herewith:

             (a)(5)(vii)   Press Release dated June 9, 2000.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 9, 2000           COEUR D'ALENE MINES CORPORATION


                                By:/s/ Geoffrey A. Burns
                                   --------------------------------------
                                   Name:  Geoffrey A. Burns
                                   Title: Vice President and Chief Executive
                                          Financial Officer

                                  EXHIBIT INDEX

EXHIBIT NUMBER                        DESCRIPTION
     (a)(1)(i)             Offer to Purchase.*

     (a)(1)(ii)(A)         Letter of Transmittal for Registered Debentures.*

     (a)(1)(ii)(B)         Letter of Transmittal for Bearer Debentures.*

     (a)(1)(iii)           Notice of Guaranteed Delivery.*

     (a)(1)(iv)            Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees.*

     (a)(2)                Not applicable.

     (a)(3)                Not applicable.

     (a)(4)                Not applicable.

     (a)(5)(i)             Letter to Clients for use by Brokers, Dealers, Commercial
                           Banks, Trust Companies and Other Nominees.*

     (a)(5)(ii)            Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9.*

     (a)(5)(iii)           Summary Advertisement dated May 9, 2000.*

     (a)(5)(iv)            Press Release dated May 9, 2000.*

     (a)(5)(v)             Letter to shareholders from Dennis E. Wheeler, Chairman and
                           Chief Executive Officer of the Company, dated May 9, 2000.*

     (a)(5)(vi)            Summary Advertisement, as republished on June 6, 2000.**

     (a)(5)(vii)           Press Release dated June 9, 2000.

     (b)                   Not applicable.

     (d)                   Not applicable.

     (g)                   Not applicable.

     (h)                   Not applicable.

---------------

      *  Previously filed with original Schedule TO

      ** Previously filed with Amendment No. 1 to the Schedule TO.